December 1, 2009

Mr. David Matthews
APM-QIM Futures Fund, L.P.
c/o Altegris Investments, Inc.
1200 Prospect St., Suite 400
La Jolla, California 92037

> **Re:** **APM-QIM Futures Fund, L.P.**
> **Registration Statement on Form 10**
> **Filed November 2, 2009**
> **File No. 000-53815**

Dear Mr. Matthews:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2.   Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

Item 1: Business

General Development of the Business, page 2

3.	We note that the General Partner is responsible for all aspects of the business and administration of the fund. Please revise to describe circumstances in which the General Partner could add new advisors or change the allocation of your assets among advisors. Also disclose the factors that the General Partner would consider in making such decisions.

4.	We note that your Advisor has significant latitude in setting and altering its investment strategy without the obligation to notify investors of any such changes. Please explain whether the Advisor will notify the General Partner of material changes to its investment program and whether you will disclose such changes to your investors.

Narrative Description of the Business

(i) General, page 3

5.	Please revise to disclose the material terms of your Limited Partnership Agreement, the Advisory Agreement and your brokerage agreements.

(iv) The Trading Program, page 4

6.	*Markets Traded.* Please revise to disclose your actual portfolio allocations by percentage as of the most recent date practicable.

(v) Use of Proceeds, page 6

7.	Please explain what you mean by the term "particularly volatile" futures contracts and briefly expand on the additional risk associated with these types of contracts.

(vi) Charges, page 7

8.	We note that the Partnership will reimburse the General Partner for organizational and initial offering costs in monthly installments over a 60-month period beginning with the thirteenth month following the commencement of the Partnership's operations. For financial reporting purposes, please tell us and amend your filing to disclose how you will account for both organizational expenses and initial offering costs. Refer to FASB ASC 946-20-35-5.

9.	Refer to your disclosure regarding continuing compensation to Altegris as selling agent. Please revise your corresponding *Amount of Compensation* disclosure pertaining to this item to explain and quantify upfront selling commissions that

Altegris may be entitled to receive, per your disclosure on page 9 under the Conflict of Interest subheading.

10.   We note your disclosure regarding brokerage commissions payable to both Newedge USA, LLC, as your clearing broker, and Altegris, as your introducing broker. We further note your disclosure on page 9, which suggests that a portion of the introducing brokerage commission is paid by the clearing broker. Please revise to clarify the portion of the brokerage charges, if any, that is paid by you and the portion that is paid by the clearing broker.

11.   Please revise to explain why the introducing broker is entitled to a recurring fee. Also, please clarify, if true, that the brokerage charges payable to Altegris as your introducing broker are separate and distinct from the commissions payable to your clearing broker.

12.   We note that the General Partner will receive a fixed administrative fee to help defray the ongoing expenses of the operating partnership. Please provide a more detailed explanation of this fee, considering that the Partnership is responsible for paying its own operating expenses up to the amount of the Operating Expense Cap. Currently, it is not clear what expenses remain to be defrayed.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 12

13.   Please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by the entities identified in the table.

14.   Please revise to clarify the meaning of the "direct" and "indirect" designations in the table showing beneficial ownership of the APM principals.

Item 13. Financial Statements and Supplementary Data

Altegris Portfolio Management, Inc.

15.   We note that Altegris Portfolio Management, Inc. has stockholders' deficits as of September 30, 2009 and December 31, 2008. Please tell us whether or not Altegris Portfolio Management, Inc. is relying on the support of Altegris Capital, LLC., its parent, to meet capital requirements as a commodity pool operator. If this is the case, please tell us why an audited balance sheet for Altegris Capital, LLC as of the most recent fiscal year end and unaudited financial information should not be provided within your filing.

Item 15: Financial Statements and Exhibits, page 37

16.   Please tell us why you have not filed your offering memorandum or your
        introducing and clearing broker agreements as exhibits to your Form 10, pursuant
        to Item 601(b)(10) of Regulation S-K.

                                        ******

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James B. Biery
        Nathan A. Howell, Esq.
        Sidley Austin LLP *(via facsimile)*